Exhibit 21.1

List of Subsidiaries of Rhodium Enterprises, Inc.

Subsidiary	Jurisdiction of Incorporation or Organization
Air HPC LLC	Delaware
Jordan HPC LLC	Delaware
Rhodium 10mw LLC	Delaware
Rhodium 2.0 LLC	Delaware
Rhodium 30mw LLC	Delaware
Rhodium Encore LLC	Delaware
Rhodium Industries LLC	Delaware
Rhodium JV LLC	Delaware
Rhodium Renewables LLC	Delaware
Rhodium Shared Services LLC	Delaware
Rhodium Technologies LLC	Delaware